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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT No. 2
                             -----------------------

                           Jones Growth Partners, L.P.
                            (Name of Subject Company)

                      Madison Liquidity Investors 104, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)
                           --------------------------


                                                      Copy to:
  Ronald M. Dickerman                                 Lance D. Myers, Esq.
  Madison Liquidity Investors 104, LLC                Cullen and Dykman
  P.O. Box 7461                                       177 Montague Street
  Incline Village, Nevada 89452                       Brooklyn, New York 11201
  (212) 687-1899                                      (718) 780-0048

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)


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AMENDMENT NO. 2 TO SCHEDULE 14D-1

     This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed by Madison Liquidity Investors 104, LLC, a Delaware Limited Liability Company (the "Purchaser"), with the Securities and Exchange Commission pursuant to a Rule 201 temporary hardship exemption on November 12, 1998, with its confirming copy having been filed on the EDGAR system on November 27, 1998, as amended and supplemented by Amendment No. 1 on December 11, 1998, relating to the Tender Offer by the Purchaser to purchase up to 8,488 Units of limited partnership interests ("Units") of Jones Growth Partners, L.P., a Colorado limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 5, 1998 and the related Agreement of Transfer and Sale (which, together with any amendment or supplements thereto constitute the "Offer"). Terms not otherwise defined herein shall have the respective meanings ascribed to then in the Schedule 14D-1, the Offer to Purchase and other exhibits thereto.

     This Amendment No.2 is hereby made to extend both the Expiration Date and the last date for Unitholders to exercise their Withdrawal Rights under the Offer until 5:00 p.m., Eastern Standard Time, January 20, 1999.


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ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS

     (a)(6) -- Text of Press Release issued by the Purchaser on December 28,
1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 1998

                                    MADISON LIQUIDITY INVESTORS 104, LLC

                                    By: /s/ RONALD S. DICKERMAN
                                        ---------------------------
                                            Ronald S. Dickerman
                                    Title:  Managing Director



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                                 EXHIBIT INDEX


Exhibit
Number

    (a)(6) Text of Press Release issued by the Purchaser on December 28, 1998.